UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Magna Entertainment Corp.

(Name of Issuer)

Class A Subordinate Voting Stock

(Title of Class of Securities)

559211 10 7

(CUSIP Number)

Timothy Jones

c/o Miller Thomson LLP

Scotia Plaza

40 King Street West, Suite 5800

Toronto, Ontario, Canada M5H 3S1

(416) 595-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Kenneth G. Alberstadt

Akerman Senterfitt LLP

335 Madison Avenue, Suite 2600

New York, NY 10017

(212) 880-3817

June 29, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 559211 10 7	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): The Azalea 2008 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 559211 10 7	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 2191273 Ontario Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No. 559211 10 7	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Timothy Jones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 559211 10 7	SCHEDULE 13D	Page 5 of 6 Pages

This Amendment No. 2 to Schedule 13D amends the Statement on Schedule 13D (the “Statement”) filed by Timothy Jones (“Mr. Jones”), The Azalea 2008 Trust (“Azalea Trust”) and 2191273 Ontario Inc. (“2191273”), on December 5, 2008 with respect to the Class A Subordinate Voting Stock (the “MECA Shares”) of Magna Entertainment Corp., a Delaware corporation (the “Company”). This Amendment No. 2 is being filed to report that the previously filed Amendment No. 1 to the Statement of Schedule 13D, which was filed on June 30, 2009, incorrectly stated the purchase price of the 628,570 MECA Shares sold by the Azalea Trust to 2210456 Ontario Inc., as USD$7,500.00. The correct purchase price was USD$6,484.52 (converted from CAD$7,500.00, using an exchange rate of 1.1566), and not USD$7,500.00 as previously reported.

Item 1.	Security and Issuer.

The title and class of equity security to which this Statement on 13D relates is the MECA Share of the Company. The principal executive office of the Company is located at 337 Magna Drive, Aurora, Ontario L4G 7KI.

Item 2.	Identity and Background.

This Statement on Schedule 13D is being filed by Mr. Jones, the Azalea Trust and 2191273 (collectively, the “Reporting Persons”).

Item 4.	Purpose of the Transaction.

Item 4 is amended by adding the following:

On June 29, 2009, 2191273, in its capacity as trustee of the Azalea Trust, entered into a Share Purchase Agreement, dated June 29, 2009 (the “Share Purchase Agreement”), with 2210456 Ontario Inc. pursuant to which the Azalea Trust sold 628,570 MECA Shares to 2210456 Ontario Inc. for aggregate consideration of approximately USD$6,484.52 (converted from CAD$7,500.00, using an exchange rate of 1.1566). The Share Purchase Agreement is attached hereto as Exhibit B and is incorporated herein by reference. As a result of the transaction, neither the Azalea Trust nor any other Reporting Person continues to beneficially own any MECA Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended as follows:

(a)	None.

(b)	None.

(c)	See Item 4 above.

(d)	N/A

(e)	On June 29, 2009, the Reporting Persons ceased to be the beneficial owner of more than five percent of the MECA Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

On June 29, 2009, 2191273, in its capacity as trustee of the Azalea Trust, entered into a Share Purchase Agreement, dated June 29, 2009, with 2210456 Ontario Inc. pursuant to which the Azalea Trust sold 628,570 MECA Shares to 2210456 Ontario Inc. for aggregate consideration of approximately USD$6,484.52 (converted from CAD$7,500.00, using an exchange rate of 1.1566). The Share Purchase Agreement is attached hereto as Exhibit B and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement.

Exhibit B	Share Purchase Agreement, dated June 29, 2009, between 2191273 Ontario Inc, in its capacity as the trustee of the Azalea 2008 Trust, and 2210456 Ontario Inc.

CUSIP No. 559211 10 7	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2009

/s/ Timothy Jones
Timothy Jones

THE AZALEA 2008 TRUST

2191273 Ontario Inc., as Trustee

By:	/s/ Timothy Jones
Name:	Timothy Jones
Title:	Director

2191273 ONTARIO INC.

By:	/s/ Timothy Jones
Name:	Timothy Jones
Title:	Director

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13D/A reporting a material change in facts and hereby affirm that such Statement on Schedule 13D/A is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: July 2, 2009

/s/ Timothy Jones
Timothy Jones

THE AZALEA 2008 TRUST

2191273 Ontario Inc., as Trustee

By:	/s/ Timothy Jones
Name:	Timothy Jones
Title:	Director

2191273 ONTARIO INC.

By:	/s/ Timothy Jones
Name:	Timothy Jones
Title:	Director

EXHIBIT B

SHARE PURCHASE AGREEMENT

THIS AGREEMENT made the 29th day of June, 2009,

B E T W E E N:

2191273 ONTARIO INC., in its capacity as the Trustee of The

Azalea 2008 Trust,

(the “Vendor”)

OF THE FIRST PART

- and -

2210456 ONTARIO INC., a corporation incorporated under the

laws of the Province of Ontario,

(the “Purchaser”)

OF THE SECOND PART

WHEREAS the Vendor is the registered and beneficial owner of 628,570 Class A Shares (collectively, the “Purchased Shares”) in the capital of Magna Entertainment Corp. (“MEC”);

AND WHEREAS the Vendor wishes to sell and the Purchaser wishes to purchase the Purchased Shares on the terms and conditions hereinafter set forth;

NOW THEREFORE this Agreement witnesseth that in consideration of the premises and mutual covenants and conditions hereinafter contained the parties hereto hereby agree as follows:

1.	The Vendor shall sell, assign, transfer and set over to the Purchaser and the Purchaser shall purchase from the Vendor, on and subject to the terms and conditions hereinafter contained, effective on June 19, 2009 (the “Effective Date”) all the Vendor’s right, title and interest in and to the Purchased Shares.

2.	The Vendor shall take or cause to be taken all proper steps, actions and proceedings to enable the Vendor to vest title to the Purchased Shares in the Purchaser free of all liens, charges, encumbrances and security interests and shall deliver to the Purchaser such transfers, assignments and consents as may be required to transfer the Purchased Shares from the name of the Vendor to the name of the Purchaser in the records of MEC.

3.	The total purchase price payable for the Purchased Shares shall be SEVEN THOUSAND FIVE HUNDRED ($7,500) CANADIAN DOLLARS (the “Purchase Price”).

4.	The purchase and sale of the Purchased Shares shall be completed at 5:00 p.m. (Toronto time) on the Effective Date and Purchase Price shall be paid and satisfied on the Effective Date by certified cheque or bank draft payable by the Purchaser to the Vendor.

5.	The Vendor represents, warrants and covenants to and acknowledges that the Purchaser (and the Purchaser’s Counsel) is relying on such representations, warranties and convents to the Purchaser that:

(a)	the Vendor is the beneficial owner of the Purchased Shares with good title, free and clear of all encumbrances; and

(b)	the Vendor has not pledged, hypothecated or otherwise encumbered the Purchased Shares; and

(c)	the Vendor has the power and authority to sell the Purchased Shares to the Purchaser; and

(d)	the Vendor is a trust established under the laws of the Province of Ontario; and

(e)	to the best of the knowledge of the Vendor the Purchased Shares comprise approximately 21% of the outstanding Class A Shares of MEC; and

(f)	the Vendor has obtained a waiver in writing in connection with its sale of the Purchased Shares with respect to any and all restrictions, stays and notification procedures contained in the final order dated May 7, 2009 of the United States Bankruptcy Court (the “Final Order”) relating to the disposition of the shares in MEC, provided that the Vendor does not sell any of the Purchased Shares to MI Developments Inc. (“MID”), any Corporation controlled by MID, any corporation that controls MID, Frank Stronach, any corporation controlled by Frank Stronach or any persons related to Frank Stronach; and the Vendor sells all of the Purchased Shares before January 1, 2011.

6.	The Purchaser represents, warrants, covenants and acknowledges that the Vendor (and the Vendor’s counsel) is relying on such representations, warrants and covenants to the Vendor that:

(a)	the Purchaser is a corporation duly incorporated, organized, and validly existing and in good standing under the laws of the Province of Ontario; and

(b)	the Purchaser has the power and authority to purchase the Purchased Shares from the Vendor; and

(c)	this Agreement constitutes a valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms; and

(d)	the Purchaser has been independently advised as to the restrictions with respect to trading in the Purchased Shares imposed by applicable securities legislation, and bankruptcy proceedings and confirms that no representation has been made to it by or on behalf of the Purchaser with respect thereto; and

(e)	the Purchaser acknowledges that it is aware of the characteristics of the Purchased Shares, the status of MEC as a bankrupt, the risks relating to an investment therein and of the fact that it may not be able to resell the Purchased Shares except in accordance with limited exemptions under applicable securities legislation and regulatory policy until expiry of the applicable restrictive period and compliance with the other requirements of applicable law and the Final Order; and

(f)	the Purchased Shares will upon reissuance to the Purchaser be certificated (whether or not they are currently certificated) and will bear legends substantially in the following forms and with the necessary information inserted:

(i)	“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND ONE DAY AFTER THE LATER OF (1) [THE DATE OF ISSUANCE OF THE SHARES] AND (2) THE DATE THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.”; and

(ii)	“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FILED UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS, EXCEPT FOR TRANSACTIONS THAT ARE EXEMPT FROM OR NOT SUBJECT TO SUCH REGISTRATION REQUIREMENTS; and

(g)	the Purchaser has not received or been provided with, nor has it requested, nor does it have any need to receive, any offering memorandum, or any other document describing the business and affairs of MEC which has been prepared for delivery to, and review by, prospective purchasers in order to assist it in making an investment decision in respect of the Purchased Shares; and

(h)	the Purchaser has relied solely upon the publicly available information and not upon any verbal or written representation as to fact or otherwise made by or on behalf of the Vendor and it does not have knowledge of any material fact about MEC that has not been generally disclosed; and

(i)	the Purchaser is purchasing such Purchased Shares for investment purposes only and not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Purchased Shares; and

(j)	the Purchaser is resident in the Province of Ontario with its registered office at the address set out below the signature line on the execution page hereof; and

(k)	the sole shareholder of the Purchaser is Brent Wilson, a resident of the province of Ontario; and

(l)	the Purchaser is an “accredited investor” as defined in National Instrument 45-106 (“NI 45-106”) of the Canadian Securities Administrators entitled “Prospectus and Registration Exemptions” (an “Ontario Accredited Investor”) and has concurrently executed and delivered a Canadian Representation Letter in the form attached as Exhibit 1 to this Agreement; and

(m)	the Purchaser has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of its investment, it has no need for liquidity in connection with its purchase of the Purchased Shares and it, is able to bear the economic risk of loss of its investment; and

(n)	none of the funds being used to purchase the Purchased Shares hereunder will represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) Act (Canada) and the Purchaser acknowledges that the Vendor may in the future be required by law to disclose the Purchaser’s name and other information relating to this Agreement on a confidential basis, pursuant to the Proceeds of Crime (Money Laundering) Act (Canada) and to the best of the Purchaser’s knowledge (i) none of the purchase funds to be provided by the Purchaser (A) have been or will be derived from or related to any activity that is deemed criminal under the law of Canada, the United States of America, or any other jurisdiction, or (B) are being tendered on behalf of a person or entity who has not been identified to the Purchaser, and (ii) it shall promptly notify the Vendor if the Purchaser discovers that any of such representations ceases to be true, and to provide the Vendor with appropriate information in connection therewith; and

(o)	the Vendor understands that Purchased Shares are being offered for sale in Ontario only on a “private placement” basis and that the sale and delivery of the Purchased Shares are conditional upon such sale being exempt from the requirements of applicable securities laws as to the filing of a prospectus and the delivery of an offering memorandum; and

(p)	if required by applicable securities legislation, regulations, rules, policies or orders or by any securities commission, stock exchange or other regulatory authority, the Purchaser will execute, deliver, file and otherwise assist the Vendor in filing, such reports, undertakings and other documents with respect to sale of the Purchased Shares including the press release and early warning report and insider trading report required by the Ontario securities laws and Forms 3 and 13D required by US securities laws; and

(q)	No person has made any written or oral representations:

(i)	that any person will resell or repurchase any of Purchased Shares;

(ii)	that any person will refund the purchase price of the Purchased Shares; or

(iii)	as to the future price or value of any of the Purchased Shares; and

(r)	the Purchaser has not received nor does it expect to receive any financial assistance from the Vendor, directly or indirectly, in respect of the Purchaser’s purchase of the Purchased Shares; and

(s)	the Purchaser understands and agrees: (i) that the Purchaser must bear the economic risk of its investment; (ii) that the Purchased Shares have not been registered under the US Securities Act and, therefore, cannot be resold or otherwise disposed of unless it is subsequently registered under the US Securities Act or unless an exemption from such registration is available; (iii) that the Purchaser is purchasing the Purchased Shares for its own account and without a view towards distribution thereof; and (iv) that the Purchaser shall not resell or otherwise dispose of all or any part of the Purchased Shares purchased by the Purchaser, except as permitted by law, including, without limitation, any regulations under the Securities Act. The Purchaser understands that there is no public or other market for the Purchased Shares and that the Purchased Shares have been delisted from trading on The Toronto Stock Exchange. The Purchaser further understands that for the foregoing reasons, the Purchaser will be required to retain ownership of the Purchased Shares and bear the economic risk of this investment for an indefinite period of time; and

(t)	One or more of the categories set forth in Exhibit II hereto correctly and in all respects describes the Purchaser, and the Purchaser has so indicated by completing and signing, or causing its authorized representative(s) to complete and sign the exhibit which so describes it; and

(u)	the purchase of the Purchased Shares by the Purchaser is consistent with the general investment objectives of the Purchaser. The Purchaser hereby acknowledges that it has not relied on the Vendor for investment advice with respect to an investment in the Purchased Shares; and

(v)	the Purchaser acknowledges that it is not purchasing any Purchased Shares as a result of or subsequent to (i) any advertisement, article, notice or other communications published in any newspaper, magazine or similar media (including any Internet site that is not password protected) or broadcast over television or radio, or (ii) any seminar or meeting whose attendees, including the Purchaser, had been invited as a result of, subsequent to or pursuant to the foregoing; and

(w)	The Purchaser and its associates and affiliates are not related to Frank Stronach.

7.	The Purchaser acknowledges and agrees that all costs incurred by the Purchaser (including any fees and disbursements of any counsel retained by the Purchaser) relating to the sale of the Purchased Shares to the Purchaser shall be borne by the Purchaser.

8.	This Agreement represents the entire agreement of the parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein.

9.	The covenants, representations and warranties contained herein shall survive the closing of the transaction contemplated hereby.

10.	In this Agreement (including attachments), references to “$” are to United States dollars unless otherwise specified.

11.	Time shall be of the essence of this Agreement.

12.	The parties shall sign such further and other papers and documents, and do and perform and cause to be done or performed, such further and other acts or things as may be necessary or desirable to give full force and effect to this Agreement and every part thereof.

13.	This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

14.	This Agreement and any disputes relative to the interpretation or enforcement hereto shall be governed by and construed under the internal laws, as opposed to the conflicts of laws provisions, of the Province of Ontario.

15.	This Agreement may be executed in counterparts, each of which shall constitute an original and both of which taken together shall constitute one and the same instrument. Counterparts may be executed either in original or faxed form and the parties adopt any signatures received by a receiving fax machine as original signatures of the parties; provided, however, that any party providing its signature in such manner will promptly forward to the other party an original of the signal copy of this Agreement which was so faxed.

[signatures on next page]

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto on the date first mentioned above.

2191273 ONTARIO INC., Trustee of The Azalea 2008 Trust

Per:	/s/ Timothy Jones
Name:	Timothy Jones
Title:	President
I/We have the authority to bind the corporation

2210456 ONTARIO INC.

Per:	/s/ Brent Wilson
Name:	Brent Wilson
Title:	Director
I/We have the authority to bind the corporation

Registered Office:
105 – 380 Hunt Club Road
Ottawa, Ontario
K1V 1C1

EXHIBIT 1

CANADIAN REPRESENTATION LETTER

TO:	2191273 ONTARIO INC., in its capacity as the Trustee of the Azalea 2008 Trust (“the Vendor”)

In connection with the purchase of Class A Shares (“Shares”) of Magna Entertainment Corp. (“MEC”) by the undersigned (the “Purchaser”), the Purchaser hereby represents, warrants, covenants and certifies to the Vendor, that:

1.	The Purchaser is resident in Ontario;

2.	The Purchaser is purchasing the Purchased Shares as principal for its own account;

3.	The Purchaser is an “accredited investor” as defined in section 1.1 of National Instrument 45-106 Prospectus and Registration Exemptions in the category specified in the attached Appendix “A”; and

4.	Upon execution of this Exhibit 1 by the undersigned, this Exhibit 1 shall be incorporated into and form a part of the Agreement.

Dated: June 29, 2009

2210456 Ontario Inc.
Print name of Purchaser

By:	/s/ Brent D. Wilson
Signature

Brent D. Wilson
Print name of Signatory (if different from Purchaser)

Director
Title

IMPORTANT: PLEASE INITIAL THE APPLICABLE CRITERIA IN APPENDIX “A” ON THE NEXT PAGE

APPENDIX “A”

TO EXHIBIT 1

Accredited Investor - (defined in National Instrument 45-106 (“NI 45-106”)) means:

——	(a)	a Canadian financial institution, or a Schedule Ill bank,

——	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada),

——	(c)	a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary,

——	(d)	a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador),

——	(e)	an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d),

——	(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada,

——	(g)	a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;

——	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government,

——	(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada,

——	(j)	an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000,

——	(k)	an individual whose net income before taxes exceeded $200,000 in each of the 2 most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the 2 most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year,

——	(l)	an individual who, either alone or with a spouse, has net assets of at least $5,000,000,

——	(m)	a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements,

——	(n)	an investment fund that distributes or has distributed its securities only to

(i) a person that is or was an accredited investor at the time of the distribution,

(ii) a person that acquires or acquired securities in the circumstances referred to in sections 2.10 [Minimum amount investment] and 2.19 [Additional investment in investment funds] of NI 45-106, or

(iii) a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 [Investment fund reinvestment] of NI 45-106,

——	(o)	an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the applicable securities regulator or regulatory authority has issued a receipt,

——	(p)	a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be,

——	(q)	a person acting on behalf of a fully managed account managed by that person, if that person

(i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and

(ii) in Ontario, is purchasing a security that is not a security of an investment fund;

——	(r)	a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded,

——	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function,

x	(t)	a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors,

——	(u)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser, or

——	(v)	a person that is recognized or designated by the applicable securities regulator or regulatory authority as

(i) an accredited investor, or

(ii) an exempt purchaser in Alberta or British Columbia.

NOTE: The investor must initial beside the applicable portion of the above definition.

For the purposes hereof:

(a)	“bank” means a bank named in Schedule I or II of the Bank Act (Canada);

(b)	“Canadian financial institution” means

(i)	an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or

(ii)	a bank, loan corporation, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

(c)	“control person” has the same meaning as in securities legislation except in Manitoba, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Prince Edward Island and Quebéc where control person means any person that holds or is one of a combination of persons that holds

(i)	a sufficient number of any of the securities of an issuer so as to affect materially the control of the issuer, or

(ii)	more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holding of those securities does not affect materially the control of the issuer; “Canadian Financial institution means”:

(d)	“debt security” means any bond, debenture, note or similar instrument representing indebtedness, whether secured or unsecured;

(e)	“executive officer” means, for an issuer, an individual who is

(i)	a chair, vice-chair or president,

(ii)	a vice-president in charge of a principal business unit, division or function including sales, finance or production;

(iii)	an officer of the issuer or any of its subsidiaries and who performs a policy-making function in respect of the issuer, or

(iv)	performing a policy-making function in respect of the issuer;

(f)	“financial assets” means cash, securities, or a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of the securities legislation;

(g)	“founder” means, in respect of an issuer, a person who,

(i)	acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and

(ii)	at the time of the trade is actively involved in the business of the issuer;

(h)	“fully managed account” means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction;

(i)	“investment fund” means a mutual fund or a non-redeemable investment fund;

(j)	“mutual fund” includes an issuer of securities that entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in a part of the net assets, including a separate fund or trust account, of the issuer of the securities;

(k)	“non-redeemable investment fund” means an issuer:

(i)	whose primary purpose is to invest money provided by its securityholders;

(ii)	that does not invest for the purpose of exercising effective control, seeking to exercise effective control, or being actively involved in the management of the issuers in which it invests, other than other mutual funds or non-redeemable investment funds; and

(iii)	that is not a mutual fund;

(l)	“person” includes

(i)	an individual,

(ii)	a corporation,

(iii)	a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

(iv)	an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative;;

(m)	“related liabilities” means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

(n)	“RRIF” means a registered retirement income fund as defined in the Income Tax Act (Canada);

(o)	“RRSP” means a registered retirement savings plan as defined in the Income Tax Act (Canada);

(p)	“Schedule III bank” means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

(q)	“spouse” means, an individual who,

a)	is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual,

b)	is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or

c)	in Alberta, is an individual referred to in paragraph (a) or (b), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta);

(r)	“subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary;

For the purposes of NI 45-106, Prospectus and Registration Exemptions, an issuer is an affiliate of another issuer if

(b)	one of them is the subsidiary of the other; or

(c)	each of them is controlled by the same person

Except in part 2 Division 4 of NI 45-106, for the purposes of NI 45-106, a person (first person) is considered to control another person (second person) if the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation, the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership, or the second person is a limited partnership and the general partner of the limited partnership is the first person

For the purpose of section 2.3 of NI 45-106 (except as set out below) a trust company or trust corporation described in paragraph (p) of the definition of “accredited investor” in section 1.1 of NI 45-106 is deemed to be purchasing as principal. This does not apply to a trust company or trust corporation registered under the laws of Prince Edward Island that is not registered or authorized under the Trust and Loan Companies Act (Canada) or under comparable legislation in another jurisdiction of Canada.

For the purpose of section 2.3 of NI 45-106, a person described in paragraph (q) of the definition of “accredited investor” in section 1.1 (Definitions) of NI 45-106 is deemed to be purchasing as principal.

Section 2.3 of NI 45-106 does not apply to a trade in a security to a person if that person is created or used solely to purchase or hold securities as an accredited investor as described in paragraph (m) of the definition of “accredited investor” in section 1.1 (Definitions) of NI 45-106.

Exhibit II

US ACCREDITED INVESTOR STATUS

The Purchaser hereby represents and warrants, that he, she or it is correctly and in all respects described by the category or categories set forth below directly under which the Investor or its authorized representative has signed his, her or its name.

(Please Check All that Apply)

☐	The Purchaser is a natural person whose net worth, either individually or jointly with such person’s spouse, at the time of his purchase, exceeds $1,000,000.

☐	The Purchaser is a natural person who had individual income in excess of $200,000, or joint income with that person’s spouse in excess of $300,000, in the previous two calendar years and reasonably expects to reach the same income level in the current calendar year.

☐	The Purchaser is a corporation, partnership, limited liability company or other organization described in Section 501(c)(3) of the Internal Revenue Code, or Massachusetts or similar business trust, not formed for the specific purpose of acquiring the Interest, with total assets in excess of $5,000,000.

☐	The Purchaser is an entity which falls within one of the following categories of accredited investor set forth in Rule 501(a) of Regulation D under the Securities Act (“Regulation D”):

(Please Check All That Apply)

☐	A bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act whether acting in its individual or a fiduciary capacity.

☐	A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934.

☐	An insurance company as defined in Section 2(13) of the Securities Act.

☐	An investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act.

☐	A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

☐	Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such a plan has total assets in excess of $5,000,000.

☐	Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

☐	An employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company or registered investment adviser or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors as described in one or more of the categories set forth in this Exhibit II.

☐	A trust, with total assets in excess of $5,000,000 not formed for the specific purpose of acquiring the Interest, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D.

☒	The Investor is an entity in which all of the equity owners are accredited investors as described in one or more of the categories set forth in this Exhibit II.

2210456 ONTARIO INC.

[Sign Below]:

By:	/s/ Brent Wilson
Brent Wilson Director